Exhibit (b)1(g)

AMENDMENT TO THE BY-LAWS OF

NORTHWESTERN MUTUAL SERIES FUND, INC.

Adopted Effective August 16, 2016

Effective August 16, 2016, the first sentence of Article III, Section 3.01 of the Series Fund By-laws is amended to read as follows:

“The number of Directors of the Corporation shall be established by the Board of Directors from time to time, provided the number shall not be more than eight (8) and not fewer than four (4).”